TORONTO OFFICE:

Suite 4400 Scotia Plaza

40 King Street West

Toronto, Ontario

Canada M5H 3Y4

CONNECTICUT OFFICE:

P.O. Box 577
Sherman CT 06784

www.tanzanianroyalty.com

Phone: (860) 364-1830

Toll Free: (844) 364-1830

News Release

Tanzanian Royalty Announces $5 Million Financing for Mining Development

September 1, 2016: Tanzanian Royalty Exploration Corporation (TSE: TNX; NYSE MKT: TRX) (the “Company”) is pleased to announce that it has closed the first tranche of a $5 Million private placement of securities with Crede CG III, Ltd, a wholly-owned subsidiary of Crede Capital Group, LLC, a long-only family office that invests in emerging growth companies.  Funds will be used by the Company’s to expand its production team necessary to bolster development of the Company’s Buckreef gold mine in Tanzania.  The financing will allow the Company to retain the highly specialized staff needed to complete the last phase of the Company’s Gravity CIL production circuit, which is already in place and funded.

In the initial round of financing, the Company privately placed 1,840,400 shares of its common stock and warrants for US$1.25 million.  In the second round of the financing, the Company is expected to issue a convertible note and warrants for US$3.75 million.

Mr. James E. Sinclair, CEO of the Company, stated: “This financing provides the Company with the foundation to capitalize on our unique opportunities in the Buckreef region of Tanzania.  The funds will  be immediately deployed to add skilled local workers and contractors and to acquire the module to complete the Gravity CIL production circuit for our Buckreef mine. With development capital just starting to come back into gold mining, we believe the financing is very well timed.”

The common stock issued in the first tranche of the financing, which closed today, was priced at US$0.6792 per share.  The investor also received five-year warrants to purchase 1,840,400 shares of Common Stock with an exercise price of US$0.8291 per share.  The common stock issued in the first tranche of the financing or issued upon exercise of the warrants issued in the first tranche of the financing will be restricted until a valid registration for such common stock becomes effective.  In the second tranche of the financing, the Company is expected to issue notes convertible into common stock and warrants for a purchase price of $US3.75 million.  The second tranche is expected to close immediately upon the availability of an effective registration statement covering the common stock acquired by the investor at the first closing or upon conversion of the notes or exercise of warrants of both tranches.  The notes will be in the principal amount of US$3.75 million and carry a coupon of 2.0%.  The notes are convertible into common stock at the lower of the (i) the closing bid price on the day prior to the first closing or (ii) the closing bid price on the day prior to the effectiveness of the registration statement, less US$0.05 in each case.  The Company intends to exercise its right to convert the notes immediately after issuance.   The warrants issued with the convertible notes will have a term of 5 years and provide for the right to acquire 0.75 shares of common stock for every share that the notes are convertible into with an exercise price equal to 125% of the closing bid price of the common stock on the date prior to the second closing.

Wellington Shields & Co. acted as placement agent in connection with the financing.

The Toronto Stock Exchange and NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as "reserves", "resources", "geologic resources", "proven", "probable", "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC. U.S. Investors are urged to consider closely the disclosures in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml.

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.

Contact:

Tanzanian Royalty Exploration Corporation
Investor Relations
1-844-364-1830
investors@TanzanianRoyalty.com
www.TanzanianRoyalty.com